

Mail Stop 6010

April 3, 2008

Via Facsimile and U.S. Mail

Mr. Wayne Thaw
Chief Executive Officer
TNR Technical, Inc.
301 Central Park Drive
Sanford, FL   32771

> **Re: TNR Technical, Inc.**
> **Form 10-KSB for the fiscal year ended June 30, 2007**
> **Filed September 28, 2007**
> **File No. 0-13011**

Dear Mr. Thaw:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2007

Statements of Cash Flows, page F-6

1.   We note your response to prior comment 2. Please refer to paragraph 23(c) of SFAS 95. Based on this guidance, please explain to us why you have not also presented a cash outflow for operating activities that is the same amount as that reported as a financing cash inflow pursuant to paragraph 19(e) of SFAS 95.

Item 8. Controls and Procedures, page 16

2.   Please refer to prior comment 3. Please tell us when you plan to file the amendment to the Form 10-KSB to include the corrected disclosure.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Branch Chief